UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2023

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On March 14, 2023, BioNTech SE (the “Company”) and Pfizer Inc. announced that the U.S. Food and Drug Administration (FDA) granted Emergency Use Authorization (EUA) to provide a single booster dose of the companies’ Omicron BA.4/BA.5-adapted bivalent COVID-19 vaccine in children 6 months through 4 years of age (also referred to as under 5 years of age) at least 2 months after completion of primary vaccination with three doses of the Pfizer-BioNTech COVID-19 Original Vaccine. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: March 14, 2023

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Receive U.S. Emergency Use Authorization of Omicron BA.4/BA.5-Adapted Bivalent COVID-19 Booster in Children Under 5 Years